Exhibit 3.1

PROPOSED AMENDMENTS TO
THE AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF AP ACQUISITION CORP

AP ACQUISITION CORP
(the “Company”)

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution THAT, the Amended and Restated Memorandum and Articles of Association (the “Articles”) of the Company be amended by:

(a)    amending Article 49.7 by deleting the following introduction of such sub-section:

“In the event that the Company does not consummate a Business Combination within 18 months from the consummation of the IPO, which date may be extended by the Company by resolution of the Directors if requested by the Sponsor up to two times by an additional three months each time, subject in each case to the Sponsor depositing additional funds into the Trust Account in accordance with the terms described in the prospectus relating to the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:”

and replacing it with the following:

“In the event that the Company does not consummate a Business Combination by June 21, 2024, or such earlier date as determined by the Company’s board of directors or such later time as the Members may approve in accordance with the Articles, the Company shall:”; and

(b)    amending Article 49.8(a) by deleting the words:

“within 18 months from the consummation of the IPO (or up to 24 months if such date is extended as described in Article 49.7), or such later time as the Members may approve in accordance with the Articles”

and replacing them with the words:

“by June 21, 2024, or such earlier date as determined by the Company’s board of directors or such later time as the Members may approve in accordance with the Articles.”